Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-252519

WASHINGTON FEDERAL, INC.

12,000,000 Depositary Shares Each Representing a 1/40th Interest

in a Share of 4.875% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $1,000 per share (equivalent to $25 per Depositary Share))

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Series A Preferred Stock” and “Description of Depositary Shares” in the preliminary prospectus supplement, dated February 1, 2021, to the prospectus dated January 28, 2021.

Issuer:	Washington Federal, Inc.

Securities Offered:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of 4.875% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Expected Ratings (Moody’s)*:	Baa3

Number of Depositary Shares:	12,000,000 Depositary Shares

No Option to Purchase Additional Depositary Shares:	The underwriters will not have an option to purchase additional Depositary Shares.

Aggregate Liquidation Preference:	$300,000,000

Dividend Rate (Non-Cumulative):	4.875% per annum, only when, as, and if declared

Dividend Payment Dates:	When, as, and if declared by the Issuer’s Board of Directors or a duly authorized committee thereof, quarterly in arears on January 15, April 15, July 15 and October 15, commencing April 15, 2021.

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:

The Issuer may redeem the Preferred Stock at its option (i) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2026, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, as defined in the preliminary prospectus supplement, in either case, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then current dividend period prior to but excluding the redemption date.

In the event of a redemption of the Preferred Stock, the Depositary, as defined in the preliminary prospectus supplement, is expected to redeem a proportionate number of Depositary Shares.

The holders of the Depositary Shares will not have the right to require redemption.

Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital adequacy regulations and policies of the Federal Reserve applicable to redemption of the Preferred Stock.

Listing:	The Issuer intends to apply to list the Depositary Shares on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “WAFDP”. If the application is approved, trading of the Depositary Shares on NASDAQ is expected to commence within the 30-day period following the original issue date of the Depositary Shares.

Trade Date:	February 1, 2021

Settlement Date**:	February 8, 2021 (T+5)

Public Offer Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share for Depositary Shares sold to retail investors and $0.3125 per Depositary Share for Depositary Shares sold to institutional investors.

Net Proceeds to Issuer (before offering expenses):	$294,293,000

CUSIP/ISIN for the Depositary Shares:	938824 307 / US9388243076

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Manager	Goldman Sachs & Co. LLC

Co-Manager:	Keefe, Bruyette & Woods, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

The Issuer expects that delivery of the Depositary Shares will be made against payment therefor on or about February 8, 2021, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares before their delivery hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their own advisors.

The Preferred Stock and Depositary Shares are not savings accounts, deposits or other obligations of, nor are they guaranteed by, a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BofA Securities, Inc. toll free at 1-800-294-1322, UBS Securities LLC toll free at 1-888-827-7275, or Wells Fargo Securities, LLC toll free at 1-800-645-3751.